UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~ ~~~~~~ D.C. 20549



20013907

ED REPORT
17A-5
III

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SEC FILE NUMBER
8-33073

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2019** AND ENDING **03/31/2020**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Emmet & Co., Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

12 Peapack Road

(No. and Street)

Far Hills	**New Jersey**	**07931**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maru Pineiro 908-234-1820

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC

(Name – if individual, state last, first, middle name)

500 Morris Ave.	**Springfield**	**New Jersey**	**07081**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

JUN 29 2020

Washington DC
413

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Christopher T. Emmet _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Emmet & Co., Inc. _____, as

of March 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Christopher T. Emmet Digitally signed by Christopher T. Emmet
Date: 2020.06.23 15:32:36 -04'00'
_____
Signature

President and CEO
_____
Title

Maria Pineiro
_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARIA PINEIRO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 12/23/2024

Emmet & Co., Inc.

Financial Statements

March 31, 2020

Filed Pursuant to
SEC Rule 17a-5 as a
PUBLIC Document

Emmet & Co., Inc.

TABLE OF CONTENTS

Filed Pursuant to
SEC Rule 17a-5 as a
PUBLIC Document



GREENBERG & COMPANY

Certified Public Accountants, LLC

500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders
of EMMET & CO., INC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Emmet & Co., Inc. (a New Jersey corporation), as of March 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Emmet & Co., Inc. as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Emmet & Co., Inc.'s management. Our responsibility is to express an opinion on Emmet & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emmet & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates

made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

GREENBERG & COMPANY, LLC

We have served as Emmet & Co., Inc.'s auditor since 1983.

Springfield, New Jersey
June 10, 2020

Emmet & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

As of March 31, 2020

ASSETS

Cash	$	233,269
Deposit - Clearing Organization		250,779
Receivables from Brokers and Dealers		538,411
State and Municipal Government Obligations		15,864,344
Property and Equipment, Net		15,434
Deposit - Internal Revenue Service		118,829
Accrued Interest		197,111
Other Assets		49,903
TOTAL ASSETS	$	**17,268,080**

LIABILITIES AND SHAREHOLDERS' EQUITY

Payable to Brokers and Dealers	$	11,326,809
Accounts Payable and Other Liabilities		49,100
TOTAL LIABILITIES		11,375,909

COMMITMENTS & CONTINGENCIES (See Note 8)

SHAREHOLDER'S EQUITY

Common Stock - Authorized and Issued	
4,375 Shares Without Par Value	1,200,000
Paid-In Capital	3,445,836
Retained Earnings	1,246,335
TOTAL SHAREHOLDER'S EQUITY	5,892,171

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**17,268,080**

Emmet & Co., Inc.

NOTES TO THE FINANCIAL STATEMENT

March 31, 2020

1. Organization and Nature of Operations

Emmet & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Emmet & Co., Inc. is a New Jersey corporation and buys and sells municipal bonds on its own behalf.

On August 8, 2019 the Company ceased to be self-clearing and operates under the provisions of paragraph (k) (2) (ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule after August 7, 2019. Essentially, the requirements of paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by clearing broker-dealers.

2. Summary of Significant Accounting Policies

Securities transactions and related revenues and expense are recorded on a settlement date basis, which is generally the second business day following the trade date. There is no material difference between the trade and settlement dates.

On April 1, 2018 the Company adopted ASU No. 2014-09, "Revenue from contracts with customers with customers (Topic 606)". The Company's adoption of the new standard had no effect on Company earnings.

On April 1, 2019 the Company adopted ASU No. 2016-02, "Lease Accounting (Topic 842)". The Company's adoption of the new standard had no effect on Company earnings nor expenses.

Receivables from and payables to brokers, dealers, and clearing organization represent the contract value of securities which have not been delivered or received by settlement date.

For financial statement purposes, readily marketable securities owned by the Company are stated at their market value. See Note 11 for fair value information.

Property and equipment are carried at cost. Depreciation is computed using the straight line method. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized.

Cash equivalents consist of highly liquid, readily marketable, short term investments with an original maturity of 90 days or less.

Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and amounts due from correspondent clearing agents. The Company has placed its cash with a high-quality financial institution. The Company frequently has on deposit with financial institutions amounts in excess of the maximum FDIC insurance coverage of $250,000 per bank. The excess cash balance at March 31, 2020 is $560,937. The credit risk associated with amounts due from correspondent clearing agents is low due to the credit quality of the agents.

Futures contracts are marked to market daily on the fluctuations between the contract price and the market value of the underlying, as reported on a recognized exchange.

3. Deposit — Internal Revenue Service

Under the 1986 Tax Reform Act, all S Corporations retaining a year-end other than December 31 are required to make a payment to the Internal Revenue Service based upon the company's deferred base year net income and applicable payments amounts. A calculation is performed annually after the fiscal year-end in order to determine the amount required to be on deposit based upon the previous year's information. $118,829 was held on deposit at March 31, 2020.

4. Property and Equipment, Net

Property and equipment consist of the following, at cost:

Office Equipment	$	47,197
Computer Equipment		69,561
Leasehold Improvements		19,178
Furniture & Fixtures		15,437
Computer Software		102,013
		253,386
Less: Accumulated Depreciation and Amortization		(237,952)
	$	**15,434**

5. Income Taxes

The Company follows FASB ASC 740, Income Taxes. The Company elected under the provisions of the Internal Revenue Code Section 1361 to be taxed as an S Corporation for Federal income tax purposes. Company profits will be taxed directly to the shareholders, and therefore, no provision for Federal income taxes is reflected on the financial statements.

Certain states also follow the federal law with respect to 'S' corporations; however, there is a tax imposed at the corporate level. The provision for state income tax is $1,500 as of March 31, 2020.

There are no significant temporary differences and accordingly there is no deferred income tax liability or asset.

As of March 31, 2020, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in material unrecognized tax benefits. The Company is no longer subject to U. S. federal, state and local tax examinations by tax authorities for years before the year ended March 31, 2017.

The Company did not have any gross unrecognized tax benefits or accrued interest and penalties relating to unrecognized tax benefits at March 31, 2020. In addition, there was no activity related to the Company's unrecognized tax benefits during the year ended March 31, 2020.

6. Loan and Pledge Agreement

On September 13, 2018, the Company renewed its credit arrangement with US Bank, pursuant to which the Company may from time to time request loans from US Bank to finance the purchase or carrying of securities by the Company, and US Bank may, without any obligation to do so, make such loans up to $25,000,000 to the Company. The loan agreement was terminated by US Bank on August 7, 2019. On August 8, 2019 the Company ceased to be self-clearing. Its new clearing firm provides clearing services and margin loans. The initial term ends on August 8, 2022 but the agreement can be terminated at any time by either party.

The Company is required to maintain an inventory reserve account with the clearing firm with a balance at all times equal to or greater than the margin requirement on the underlying securities. Municipal and corporate bonds have 15% margin requirement above BBB-, 35% between BBB- down to B- and 100% below B-. The margin requirement is $1,911,922 at March 31, 2020. The loan is payable on demand. The interest is payable on demand or monthly at a rate of Fed Funds plus $1\,^7/_8\,\%$.

The inventory reserve account, $5,133,238 at March 31, 2020, is netted to the loan and it is not shown as an asset of the Company.

The amount payable to the clearing broker is collateralized by any account held by the clearing firm and any other assets held by the clearing firm.

Amount payable to the broker at March 31, 2020 consist of the following:

	Payable
Payable to broker	$ 11,326,809

7. Commitments & Contingencies

The Company rents its New Jersey office space from one of its shareholders at a base rate of $6,500 per month or $78,000 per year. The lease is on a month-to-month basis.

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and liquidity.

8. Postretirement Employee Benefits

The Company does not have a policy to cover employees for any health care or other welfare benefits that are incurred after employment (postretirement). Therefore, no provision is required under FASB ASC No. 715, Compensation – Retirement Benefits.

9. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations and the Company is required to buy or sell securities at prevailing market prices.

The Company controls the above risk by monitoring its market exposure on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss using procedures designed to monitor the credit worthiness of its customers and ensure that transactions are executed properly by the clearing broker.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

10. Fair Value of Financial Instruments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about financial instruments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

General and limited partner interests, certain loans and bonds and collateralized loan obligations are examples of investments included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

A summary of the fair value of assets measured at the fair value on a recurring basis follows:

	Carrying Amount at 3/31/2020	Significant Other Observable Inputs (Level 2)
State and Municipal Government Obligations	$15,864,344	$15,864,344

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See Note 1 and Note 2.

Market approach was used as a valuation technique. State and municipal government obligations are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy.

11. Retirement Plans

The Company maintains a 401(k) plan (the Plan) for eligible employees, whereby the employees may defer a portion of their salary, as defined in the plan. The Company may make a matching contribution.

12. Net Capital Requirements

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020, the Company had net capital of $4,473,260 which was $4,373,260 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital at March 31, 2020, was 0.13 to 1.

13. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 10, 2020, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.